File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

(Filed May 15, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 15, 2007

VITRO, S.A.B. DE C.V.

NOTICE TO SHAREHOLDERS FOR EXCHANGE OF SHARE CERTIFICATES AND PROVISIONAL SHARE CERTIFICATES

Pursuant to resolution duly adopted on November 29, 2006 by the General Extraordinary Shareholders Meeting of Vitro, S.A.B. de C.V. (hereinafter referred to as "Vitro" or "Corporation") to replace outstanding share certificates and provisional certificates representing capital stock of Vitro for new certificates due to the change of corporate name and other amendments to the by-laws, all shareholders and depositories of securities custodians are hereby notified as follows:

1.- Starting on May 24, 2007, the exchange of share certificates and provisional certificates as follows:

  Outstanding certificates representing Series "A" of the fixed capital stock of Vitro, identified as March 1999 issue, bearing coupons from 67 to 85, shall be replaced by new share certificates dated February 2007, bearing coupons from 67 to 96, representing Series "A" shares, Class "I", of the fixed capital of the Corporation.

  Outstanding provisional certificates representing Series "A" shares of the variable capital stock of Vitro, identified as September 27, 2006 issue, bearing coupons 67 and 68, shall be exchanged and replaced by new share certificates dated February 2007, bearing coupons 67 to 96, representing Series "A" shares, Class "II", of the variable stock capital of the Corporation.

2. The exchange and replacement of share certificates and provisional share certificates of shareholders having shares deposited at S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., shall be carried out through such institution pursuant to Ley del Mercado de Valores ("Mexican Stock Market Law"). Shareholders in possession of original certificates, the exchange shall be carried out upon delivery of outstanding share certificates and provisional certificates at Vitro headquarters located at Avenida Roble No. 660, Colonia Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon on business days from 9:00 A.M. to 12:30 P.M.

San Pedro Garza Garcia, Nuevo Leon, May 14, 2007

_________________________________

Alejandro F. Sanchez Mujica

Secretary of the Board of Directors

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass; beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at: http://www.vitro.com

For further information, please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: May 15, 2007